Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Mosaic Union Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333‑120878 and 333-198332) on Form S-8 of The Mosaic Company of our report dated June 27, 2019, with respect to the statements of net assets available for benefits of the Mosaic Union Savings Plan as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes, and the supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, which report appears in the December 31, 2018 annual report for Form 11-K of the Mosaic Union Savings Plan.

(signed) KPMG LLP

Minneapolis, Minnesota
June 27, 2019